Exhibit 99.1

October 21, 2019

Name of Company: A.D.Works. Co., Ltd.

Representative: Hideo Tanaka, President and CEO

(Code: 3250; listed on First Section of Tokyo Stock Exchange)

Contact: Katsutoshi Hosoya, Senior Managing Director and CFO

Telephone: +81-(0)3-4500-4208

Notice of Transition to Holding Company Structure through Sole Share Transfer

The Company hereby announces that, at the Board of Directors meeting held today, it was decided to establish A.D. Works Group Co., Ltd. (hereinafter, the “holding company”) as a pure holding company (wholly-owning parent company) through a share transfer to be solely conducted by the Company (hereinafter, the “share transfer”), and to transition to a holding company structure.

This transition to a holding company structure is an important strategic measure in the Group’s progress with its Mid-range Business Plan, announced in the “Notice on Sixth Mid-range Business Plan (the Fiscal Year Ended March 2020 to the Fiscal Year Ended March 2022),” dated June 4, 2019. This transition is an integral part of the Mid-range Business plan, together with financing through a non-commitment type rights offering (non-discount type exercise price), announced on the same day as the Mid-Range Business Plan.

After following the necessary procedures, such as approval at the general meeting of shareholders, the Company will establish a holding company and transition to a holding company structure on April 1, 2020 (tentative) through this share transfer.

Some disclosure matters and information concerning this share transfer are omitted since this is a sole share transfer by a listed company (i.e., the Company).

The share transfer described in this press release involves securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. In addition, it may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share transfer, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original document for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

Details

1.	Background and objective of transition to holding company structure through a sole share transfer

In its mid-range business plans for each term thus far, including in its second plan (covering the period for building the business model), its third plan (covering the period for establishing the business model), its fourth plan (covering the period for developing the business model), and its fifth plan (covering the period for expanding the business model and the period for preparing for new business development), the Company has dedicated itself to synchronizing growth in its business models and achieving higher corporate value.

The Company believes that its Group’s business models have been well received by wealthy customers because its series of value chain services, including selecting properties, enhancing value, post-sale management, maintenance and repair work and a generous follow-up care system, represent asset investment solutions that offer unprecedented premium advantages at a value that goes beyond the price itself.

The expansion of the Group’s business, which has its origins in the real estate business, into a business targeting wealthy clients is evidence of the success of these efforts.

The Sixth Mid-range Business Plan, released on June 4, 2019, is intended to realize a high-level business model that will expand this even further into a premium business and provide a wide range of premium value to a range of clients.

In other words, in addition to further enhancing the value provided by our value chain based on income properties, the Company will expand its portfolio while taking a flexible approach to its business domains and business areas in order to further strengthen its business aimed at wealthy clients through, for example, developing investment products that go beyond real estate and offering asset-related services.

Moreover, in the real estate business, the Company will diversify its product lineup while improving its product planning capacity with the aim of expanding its client base to cover a range of clients from individual clients to business corporation clients and institutional investors.

Changing to a holding company structure makes it easier to utilize a range of methods, such as business tie-ups, capital tie-ups, and M&A, in order to accelerate this kind of flexible business expansion. In addition, we believe it is an important measure that will serve as the backbone for development into a premium business, such as speeding up decision-making related to business development by transferring a certain level of authority to each operating company, introducing an HR strategy appropriate for each business in order to utilize diverse personnel, and optimizing risk-taking and risk hedging.

Since the Company will become a wholly-owned subsidiary of the holding company through this share transfer, the Company’s shares will be delisted, but the Company plans to apply for a technical listing in the first section of the Tokyo Stock Exchange, Inc. (hereafter, Tokyo Stock Exchange) for the shares in the holding company that will be allocated to all Company shareholders. The listing date will depend on the Tokyo Stock Exchange’s review, but a date of April 1, 2020, which is the registered date of establishment (effective date for share transfer), is the tentative date.

2.	Process for transitioning to holding company structure

The Company will transition to a holding company structure through the following process:

Step 1: Establish a holding company

The Company will become a wholly-owned subsidiary of the holding company on April 1, 2020 with the establishment of the holding company through the share transfer.

Step 2: Begin strategic reorganization after the establishment of holding company

After the establishment of the holding company, which includes the Company, the Group will begin a strategic reorganization under the holding company, taking into account the business characteristics of each Group company and the market environment, among other factors, to advance the Sixth Mid-range Business Plan. The first step will be to reorganize the Company’s subsidiaries as the direct subsidiaries of the holding company.

Details regarding the reorganization will be provided once they have been decided.

3.	Outline of share transfer

(1)	Schedule for share transfer

Record date of extraordinary general meeting of shareholders	September 30, 2019 (Monday)
Board of directors meeting for approval of share transfer plan	October 21 2019 (Monday)
Extraordinary general meeting of shareholders for approval of share transfer plan	November 29, 2019 (Friday; tentative date)
Delisting date	March 30, 2020 (Monday; tentative date)
Registration date for establishment of holding company (effective date)	April 1, 2020 (Wednesday; tentative date)
Listing date for holding company	April 1, 2020 (Wednesday; tentative date)

However, this schedule may change if required for the share transfer process or for other reasons.

(2)	Method for share transfer

The Company will transition to a holding company structure by establishing a holding company through a sole share transfer pursuant to which the Company will become a wholly-owned subsidiary of the holding company.

(3)	Share allotment involved in share transfer (share transfer ratio)

Name of company	A.D. Works Group Co., Ltd. (parent company holding all shares)	A.D. Works. Co., Ltd. (wholly-owned subsidiary)
Share transfer ratio	0.1	1

Notes:

i.	Allotments involved in share transfer

The Company plans to allot 0.1 shares of common stock in the holding company that will be established for every one share of common stock held by shareholders to all shareholders of record as of the day before the effective date for the share transfer.

If, as a result of the share transfer, the number of shares of the common stock of the holding company that are allotted to the shareholders of the Company includes any fraction constituting less than one share of common stock, the holding company will pay the shareholders the amount corresponding to such a fractional share, in accordance with Article 234 of the Company Act and other applicable laws and regulations.

ii.	Share trading unit and treatment of shares constituting less than a whole unit

The holding company plans to adopt a share trading unit system under which one share trading unit of stock is 100 shares. The shareholders in the Company who are allotted shares in the holding company that constitute less than a whole unit cannot sell their allotted shares on the Tokyo Stock Exchange or any other stock exchange. However, shareholders holding shares that constitute less than a whole unit will be permitted to request that the holding company purchase these shares.

iii.	Basis of calculation of share transfer ratio

The share transfer is to be implemented for the purpose of establishing a wholly-owning parent company through a share transfer conducted solely by the Company, and the shares of the holding company will be allocated only to the shareholders of the Company who hold shares immediately before the share transfer. All shareholders shall receive 0.1 shares of common stock in the holding company for every one share of common stock in the Company. This ratio was decided taking into account the current share price of the Company’s shares and the Company’s desire to avoid disadvantaging the Company’s shareholders as a matter of priority.

iv.	Results, method and basis of calculation by a third-party institution

For the reasons stated in iii above, the share transfer ratio will not be calculated by a third-party institution.

v.	Number of new shares to be allocated through the share transfer (tentative)

39,289,864 shares (tentative)

However, in the event that there is a change in the Company’s total outstanding shares before the share transfer is effective, the aforementioned number of new shares that the holding company allocates may change. Shares of common stock of the holding company will be allotted for the treasury stock held by the Company as of the effective date of the share transfer, based on the share transfer ratio. As a result, the Company will temporarily hold shares of common stock of the holding company, and we will provide information on the disposal of such stock when the details have been decided.

(4)	Handling of new share subscription rights and bonds with subscription rights following share transfer

The holding company shall issue and allocate new share subscription rights in the holding company with the same substance and in the same quantity as the Company’s new share subscription rights to those who hold new share subscription rights in the Company.

The Company does not issue bonds with subscription rights so there are no applicable bonds.

(5)	Payment in connection with stock transfer

There will be no cash payment made in connection with the stock transfer.

(6)	Handling of new listing of holding company

The Company plans to apply for a new listing with the Tokyo Stock Exchange (TSE) for the shares in the holding company with a planned listing date of April 1, 2020 (Wednesday). The Company will become a wholly-owned subsidiary of the holding company as a result of the share transfer, so it will be delisted from the TSE on March 30, 2020 (Monday), prior to the holding company being listed.

The date for the delisting may be changed in accordance with the regulations of the Tokyo Stock Exchange.

4.	Outline of Company in Share Transfer (as of September 30, 2019)

(1) Name of company	A.D.Works. Co., Ltd.
(2) Address	1-1-7 Uchisaiwai -cho, Chiyoda ward, Tokyo
(3) Name and role of representative	Hideo Tanaka, President and CEO
(4) Nature of business	Sales of income properties, stock-type fee business
(5) Capital stock	5,096,226,000 yen
(6) Date established	May 5, 1936
(7) Number of issued shares	392,898,648 shares
(8) End of business year	March 31
(9) Major shareholders and shareholding ratio	Hideo Tanaka	13.04%
	The Master Trust Bank of Japan, Ltd. (Trust Account)	4.35%
	Liberty House Co., Ltd.	4.13%
	Japan Trustee Services Bank, Ltd. (Trust Account )	3.59%
	Japan Trustee Services Bank, Ltd. (Trust Account 5)	3.13%
	Morgan Stanley MUFG Securities Co., Ltd.	2.59%
	Japan Trustee Services Bank, Ltd. (Trust Account 1)	2.14%
	Japan Trustee Services Bank, Ltd. (Trust Account 2)	1.94%
	JPMorgan Securities Japan Co., Ltd.	1.55%
	The Master Trust Bank of Japan, Ltd. (Board Incentive Plan Trust Account 76398)	1.47%

(10) Operating results and financial conditions for previous three years
Business year	Year ended in March 2017	Year ended in March 2018	Year ended in March 2019
Consolidated net assets (1,000 yen)	6,415,159	10,152,079	11,947,894
Consolidated total assets (1,000 yen)	25,832,725	30,801,404	30,625,075
Consolidated net assets per share (in yen)	20.28	31.90	34.51
Consolidated net sales (1,000 yen)	18,969,772	22,299,226	24,861,153
Consolidated operating income (1,000 yen)	1,040,039	1,212,018	2,116,831
Consolidated ordinary income (1,000 yen)	748,152	926,675	1,802,551
Net income attributable to shareholders of parent company (1,000 yen)	540,328	584,216	663,860
Consolidated net income per share (in yen)	1.71	1.84	2.01
Dividends per share (in yen)	0.55	2.00	0.35

Notes:	1. Issued shares include 1,050,724 in Treasury stock.

2. Major shareholders exclude Treasury stock; the shareholding percentage is calculated by dividing the number of shares held by each shareholder by the total number of issued shares excluding the number of Treasury stock.

5.	Outline of the new company to be established through the share transfer (tentative)

(1) Company name	A.D.Works. Group Co., Ltd.
(2) Address	2-2-3 Uchisaiwai-cho, Chiyoda ward, Tokyo
(3) Name and role of representative	Hideo Tanaka, President and CEO
(4) Nature of business	Management and administration of Group companies under its umbrella and ancillary operations
(5) Capital stock	5,500 million yen
(6) Date of the founding	April 1,2020
(7) Number of issued shares	39,289,864 shares
(8) End of business year	December 31
(9) Net assets	Undecided
(10) Total assets	Undecided

6.	Description of accounting treatment

Because this transaction will be treated as a “transaction under common control” under corporate accounting procedures, it will have no effect on profits and losses. The share transfer is not expected to result in goodwill.

7.	Outlook

Following the share transfer, the Company will become a wholly-owned subsidiary of the holding company. As a result, the operating results of the Company will be reflected in the consolidated operating results of the holding company, which will be the parent of the Company. The share transfer will have a minimal impact on the Company’s operating results.